Exhibit 99.1

E-mail from James Park
Option Exchange

Hi Everyone,

You should have received this morning an invitation to visit the website for our stock option exchange program at https://fitbit.equitybenefits.com.  Individual login details were provided in the email to you.  If you did not receive the email, please check your Clutter and Junk folders in Outlook.

I would like to encourage you to please read the materials on the exchange website and submit your election.  If you do not submit an election, your options will be unchanged.  The materials provided on the website have been filed with the Securities and Exchange Commission and are also available on the SEC’s website at www.sec.gov or Fitbit’s IR website at https://investor.fitbit.com/financials/sec-filings/.

 If you have any questions, feel free to email optionexchange@fitbit.com.

Thank you all for your hard work and effort.
 jp

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units; (2) the launch email, dated June 21, 2017, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through Fitbit's EDGAR filing on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Fitbit’s offer website at https://fitbit.equitybenefits.com, or by contacting Fitbit’s Corporate Legal team by email at optionexchange@fitbit.com or phone (415) 513-1000 x300.